UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: October 2008
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                            2 Rechavam Ze'evi Street
                           Givat Shmuel 54017, Israel
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___

      Attached hereto and incorporated by reference herein is the registrant's press release announcing its preliminary financial results for the third quarter ended September 30, 2008 and an update of the annual revenues, issued on October 2, 2008.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CLICKSOFTWARE TECHNOLOGIES LTD.
                                          (Registrant)


                                          By: /s/ Shmuel Arvatz
                                             -----------------------------------

                                            Name:   Shmuel Arvatz
                                            Title:  Executive Vice President and
                                                    Chief Financial Officer


Date: October 2, 2008

Contacts:
Shmuel Arvatz                                     Adam J. Rosen
Chief Financial Officer                           (646) 536-3865
+972-3-765-9467                                   arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

     ClickSoftware Expects Record Revenues of $15.5 to $16 Million for the
                             Third Quarter of 2008

   Annual revenues are estimated at $52 to $54 million dollars, exceeding the annual guidance of $48 to $50 million provided at the beginning of the year

BURLINGTON,  MA, October 2, 2008 - ClickSoftware  Technologies,  Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced strong preliminary results for the third quarter ended September 30, 2008.

Based on preliminary estimates, the Company expects record revenues for 3Q08 at an approximate range of $15.5 to $16 million. The Company also provided a further update with respect to its annual guidance. At the beginning of the year, the Company gave top-line guidance of $48 to $50 million, representing an increase in revenues of 20% to 25% year-over-year. Following the second quarter, the Company reiterated that this range was achievable. With a significant number of contracts already in hand, and revenues from these contracts planned to be recognized in the third and fourth quarters of 2008, the Company currently expects that it shall achieve annual revenues in the range of approximately $52 to $54 million dollars, exceeding the annual guidance and bringing the year-over-year growth to the approximate range of 30% to 35%.

These preliminary results are based on the Company's initial analysis of operating results and are subject to change as additional financial information becomes available. The Company will report final results for the third quarter on October 29, 2008. A news release announcing dial-in and webcasting details for the conference call will be issued in advance.


About ClickSoftware

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.


This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding preliminary results of operations for the third quarter of 2008 and expectations regarding future closing of contracts and recognition of revenue of ClickSoftware or any of its subsidiaries. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. ClickSoftware's achievement of these results may be affected by many factors, including among others, the following risks: the risks that ClickSoftware's financial results for the third quarter of 2008 may be different from preliminary results as additional financial information becomes available; that results for the third quarter of 2008 may vary depending on the final determination of revenue, cost of revenue, operating expenses and cash balances; that results for the third quarter of 2008 may differ from preliminary results based on the review of ClickSoftware's independent accountants and the audit committee; that ClickSoftware may fail to expand its relationships with third parties that provide implementation and professional services to its clients; the impact of competitive pricing and competitive products; risks relating to product development, and other risks associated with ClickSoftware's business. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.